Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com	Media Contact: Scott Simon, Hawaiian Telcom (808) 546-5466 scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Second Quarter 2013 Results

Broadband Network Expansion Drives Hawaiian Telcom TV and High-Speed Internet Revenue Growth

HONOLULU (Monday, August 5, 2013) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its second quarter ended June 30.  The highlights are as follows:

•                  Revenue of $97.0 million grew by $2.3 million, or 2.4 percent, from $94.7 million in the prior year.  Adjusted EBITDA(1) of $30.0 million grew 2.5 percent compared to the same period a year ago.

•                  Second quarter net income of $4.0 million, or $0.36 per diluted share, included a one-time $6.5 million gain from the sale of property, offset by a one-time $3.7 million loss on early extinguishment of debt in connection with the successful refinancing of its $300 million term loan.

•                  Consumer revenue increased 1.5 percent year-over-year to $34.8 million, driven by growth in video and high-speed Internet (HSI) revenue of $1.8 million and $0.9 million, respectively.

•                  Enabled 17,000 households in the quarter, achieving its two-year goal of 100,000 households enabled.

•                  Hawaiian Telcom TV subscribers more than doubled over the past year to approximately 13,600, resulting in penetration of approximately 14 percent of households enabled.

•                  Successfully refinanced its $300 million term loan, extending the maturity, lowering borrowing costs by $6 million annually, and providing added flexibility to execute its strategic plan and enhance shareholder value.

•                  Successfully completed a $13.9 million sale of a parcel of land on Oahu.

“I am pleased with our second quarter results and the continued expansion of our enhanced broadband network,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “We successfully executed on our goal to expand the reach of our enhanced broadband network to 100,000 households on Oahu by the second anniversary of our commercial launch of Hawaiian Telcom TV.  This build-out gives us a solid foundation for future revenue growth in our consumer channel, which is expected to increase as we continue to deliver Hawaii’s best home entertainment experience to more neighborhoods and homes every week.”

“In the business channel, we continue to see growth in our IP-based services, driven by a 34 percent year-over-year increase in business data revenue, including revenue from our Wavecom Solutions Corporation subsidiary acquired in December 2012.  In our wholesale channel, we continue to invest capital in Fiber-to-the-Tower (FTTT) projects, enabling our participation in the growing demand for wireless broadband.  We now have 252 cell sites completed with 180 additional sites under contract to build, and we are currently pursuing over 40 additional sites.

“Our investments are transforming the Company and successfully repositioning us for the future.  We have built a strong set of assets and have the right strategies to capitalize on the key opportunities that exist in our marketplace.  I am confident about the Company’s growth prospects and our ability to drive long-term shareholder value,” concluded Yeaman.

Second Quarter 2013 Results

Second quarter revenue was $97.0 million, a 2.4 percent increase compared with $94.7 million in the second quarter of 2012.  Revenue growth in the quarter was driven by video, HSI, and revenues related to the Wavecom acquisition, which more than offset the impact from a 2.1 percent decline in access lines.  Adjusted EBITDA was $30.0 million, up 2.5 percent from the same period a year ago.

The Company generated net income of $4.0 million, or $0.36 per diluted share for the quarter, compared to $5.5 million, or $0.51 per diluted share in the same period a year ago.  The decrease was primarily due to a one-time $3.7 million loss on early extinguishment of debt, a $2.5 million increase in depreciation and amortization, and a $2.5 million deferred tax provision, partially offset by a one-time $6.5 million gain from the sale of property.

Consumer Revenue

Second quarter consumer revenue totaled $34.8 million, up 1.5 percent year-over-year driven primarily by revenue growth from the Company’s Hawaiian Telcom TV service.  The increased reach of the Company’s enhanced broadband network is the catalyst that is driving revenue growth in video and HSI services, which is more than offsetting declines from legacy services.  The second quarter marked the fourth consecutive quarter of year-over-year growth in consumer revenue.

Video service revenue grew to $2.9 million for the quarter, up from $1.0 million in the same period a year ago, driven by the addition of over 7,200 subscribers to reach a total of approximately 13,600 subscribers at the end of the second quarter.  Hawaiian Telcom TV average revenue per user (ARPU) was up approximately 12 percent year-over-year.  For the quarter, 17,000 additional households were enabled, increasing the total number of households enabled to 100,000.  Hawaiian Telcom TV penetration of households enabled was approximately 14 percent at the end of the second quarter.

Consumer HSI revenue also was up from the same period a year ago, led by a 4.3 percent year-over-year increase in consumer HSI subscribers to approximately 89,700, which was driven primarily by high HSI pull-through rates from new video subscribers, and standalone HSI subscriber additions.  As of June 30, 2013, approximately 54 percent of all video subscribers had triple-play bundles and approximately 88 percent had double-, or triple-play bundles.  Increases driven by next-generation consumer video and HSI services were partially offset by declines in legacy consumer access and long distance lines of 8.6 percent and 7.2 percent, respectively.

Business Revenue

Second quarter business revenue totaled $42.6 million, up 7.0 percent from the same period a year ago, primarily due to revenue added as a result of the Wavecom acquisition.  Additionally, the increase in business revenue related to a $0.7 million year-over-year increase in equipment and managed services revenue and higher demand for IP-based data services.  These increases were partially offset by the year-over-year decline in legacy business access and long distance revenues.

Wholesale Revenue

Second quarter wholesale revenue totaled $16.5 million, down 6.6 percent from the same period a year ago.  Wholesale carrier data revenue declined $0.6 million year-over-year to $14.8 million, mainly due to the elimination of previously recognized revenue that related to services provided to Wavecom.  Switched carrier access revenue declined $0.5 million year-over-year to $1.7 million, equally attributable to the overall declines in access lines and minutes of use, and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, one-time charges and non-cash stock compensation, increased 2.4 percent to $67.0 million, primarily due to increased direct cost of goods related to video and higher levels of equipment sales, partially offset by lower costs related to various vendor contracts.

Capital expenditures totaled $45.0 million in the six-months ended June 30, 2013, up from $41.2 million for the six-month period a year ago primarily due to investments in broadband network infrastructure and increased success-based spending to support the subscriber growth of Hawaiian Telcom TV and FTTT builds.  Overall, capital expenditures for 2013 are expected to be in the range of $80.0 million to $83.0 million.

At the end of second quarter 2013, the Company had $58.4 million in cash and cash equivalents compared to $67.0 million at the end of 2012.  The reduction is primarily related to $7.9 million of costs (including prepayment premium, original issue discount, and fees and expenses) associated with the refinancing of its $300 million term loan, temporary uses of working capital, mandatory debt prepayment, and higher capital expenditures, partially offset by $13.1 million of net proceeds received from the sale of a parcel of land.  Net Debt(2) was $236.8 million, resulting in a Net Debt to Adjusted EBITDA ratio as of June 30, 2013 of 1.92x.

Conference Call

The Company will host a conference call to discuss its second quarter 2013 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Monday, August 5, 2013.

To access the call, participants should dial (877) 703-6103 (US/Canada), or (857) 244-7302 (International) ten minutes prior to the start of the call and enter passcode 72617937.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) August 12, 2013.  Access the replay by dialing (888) 286-8010 and entering passcode 63553387.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 63553387.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section at www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including voice, video, Internet, data, wireless, and advanced communication and network services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2012 Annual Report on Form 10-K. The information contained in this release is as of August 5, 2013. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications and entertainment solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, non-cash stock compensation and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Operating revenues	$96,997	$94,689	$192,961	$192,263

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	39,960	39,432	80,244	80,231
Selling, general and administrative	28,516	26,994	56,895	56,020
Gain on sale of property	(6,546)	—	(6,546)	—
Depreciation and amortization	19,841	17,354	38,558	33,942

Total operating expenses	81,771	83,780	169,151	170,193

Operating income	15,226	10,909	23,810	22,070

Other income (expense):
Interest expense	(5,083)	(5,414)	(10,623)	(11,400)
Loss on early extinguishment of debt	(3,660)	—	(3,660)	(5,112)
Interest income and other	6	6	21	18

Total other expense	(8,737)	(5,408)	(14,262)	(16,494)

Income before income tax provision (benefit)	6,489	5,501	9,548	5,576

Income tax provision (benefit)	2,538	(20)	3,750	(152)

Net income	$3,951	$5,521	$5,798	$5,728

Net income per common share -
Basic	$0.38	$0.54	$0.56	$0.56
Diluted	$0.36	$0.51	$0.53	$0.54

Weighted average shares used to compute net income per common share -
Basic	10,335,828	10,241,073	10,313,984	10,221,056
Diluted	11,094,681	10,730,095	11,008,101	10,616,201

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	June 30,	December 31,
	2013	2012

Assets

Current assets
Cash and cash equivalents	$58,420	$66,993
Receivables, net	33,344	34,082
Material and supplies	11,802	11,352
Prepaid expenses	6,786	5,161
Deferred income taxes, current	5,727	5,727
Other current assets	2,062	2,181
Total current assets	118,141	125,496
Property, plant and equipment, net	506,827	507,197
Intangible assets, net	37,337	39,075
Goodwill	1,415	1,569
Deferred income taxes	98,520	102,680
Other assets	11,780	9,075

Total assets	$774,020	$785,092

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$2,362	$3,000
Accounts payable	29,107	36,351
Accrued expenses	15,270	20,537
Advance billings and customer deposits	16,219	15,185
Other current liabilities	4,000	3,961
Total current liabilities	66,958	79,034
Long-term debt	292,818	292,410
Employee benefit obligations	125,851	132,004
Other liabilities	4,734	4,784
Total liabilities	490,361	508,232

Commitments and contingencies (Note 12)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,336,484 and 10,291,897 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	103	103
Additional paid-in capital	166,700	165,941
Accumulated other comprehensive loss	(28,208)	(28,450)
Retained earnings	145,064	139,266
Total stockholders’ equity	283,659	276,860

Total liabilities and stockholders’ equity	$774,020	$785,092

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2013	2012

Cash flows from operating activities:
Net income	$5,798	$5,728
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	38,558	33,942
Loss on early extinguishment of debt	3,660	5,112
Gain on sale of property	(6,546)	—
Employee retirement benefits	(5,708)	(5,018)
Provision for uncollectibles	1,403	1,905
Stock based compensation	1,151	840
Deferred income taxes	3,985	—
Changes in operating assets and liabilities:
Receivables	(665)	2,716
Material and supplies	(450)	(2,127)
Prepaid expenses and other current assets	(1,816)	(2,065)
Accounts payable and accrued expenses	(9,558)	(3,367)
Advance billings and customer deposits	1,034	1,334
Other current liabilities	39	211
Other	241	394
Net cash provided by operating activities	31,126	39,605

Cash flows from investing activities:
Capital expenditures	(44,978)	(41,235)
Proceeds on sale of property	13,118	—
Net cash used in investing activities	(31,860)	(41,235)

Cash flows from financing activities:
Repayment of capital lease	(284)	—
Repayment of debt including premium	(302,221)	(306,000)
Proceeds from borrowing	298,500	295,500
Loan refinancing costs	(3,442)	(4,130)
Taxes paid related to net share settlement of equity awards	(392)	(45)
Net cash used in financing activities	(7,839)	(14,675)

Net change in cash and cash equivalents	(8,573)	(16,305)
Cash and cash equivalents, beginning of period	66,993	82,063

Cash and cash equivalents, end of period	$58,420	$65,758

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$12,317	$12,067

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	June 30,		Change
	2013	2012	Amount	Percentage

Wireline Services
Local voice services	$34,637	$35,730	$(1,093)	-3.1%
Network access services
Business data	6,416	4,791	1,625	33.9%
Wholesale carrier data	14,809	15,457	(648)	-4.2%
Subscriber line access charge	9,408	9,756	(348)	-3.6%
Switched carrier access	1,736	2,251	(515)	-22.9%
	32,369	32,255	114	0.4%
Long distance services	6,139	7,159	(1,020)	-14.2%
High-Speed Internet	9,880	8,959	921	10.3%
Video	2,864	1,035	1,829	176.7%
Equipment and managed services	7,117	6,380	737	11.6%
Other	3,296	2,316	980	42.3%
	96,302	93,834	2,468	2.6%
Wireless	695	855	(160)	-18.7%
	$96,997	$94,689	$2,308	2.4%

Channel
Business	$42,565	$39,766	$2,799	7.0%
Consumer	34,849	34,350	499	1.5%
Wholesale	16,545	17,708	(1,163)	-6.6%
Other	3,038	2,865	173	6.0%
	$96,997	$94,689	$2,308	2.4%

For Six Months

	Six Months Ended
	June 30,		Change
	2013	2012	Amount	Percentage

Wireline Services
Local voice services	$69,664	$71,427	$(1,763)	-2.5%
Network access services
Business data	12,603	9,552	3,051	31.9%
Wholesale carrier data	30,273	31,634	(1,361)	-4.3%
Subscriber line access charge	19,065	19,592	(527)	-2.7%
Switched carrier access	3,502	4,635	(1,133)	-24.4%
	65,443	65,413	30	0.0%
Long distance services	12,713	14,607	(1,894)	-13.0%
High-Speed Internet	19,496	17,935	1,561	8.7%
Video	5,067	1,532	3,535	230.7%
Equipment and managed services	12,496	14,889	(2,393)	-16.1%
Other	6,674	4,696	1,978	42.1%
	191,553	190,499	1,054	0.6%
Wireless	1,408	1,764	(356)	-20.2%
	$192,961	$192,263	$698	0.4%

Channel
Business	$83,081	$81,863	$1,218	1.5%
Consumer	69,496	68,292	1,204	1.8%
Wholesale	33,774	36,269	(2,495)	-6.9%
Other	6,610	5,839	771	13.2%
	$192,961	$192,263	$698	0.4%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		LTM Ended
	June 30,		June 30,		June 30,
	2013	2012	2013	2012	2013

Net income	$3,951	$5,521	$5,798	$5,728	$110,052
Income tax provision (benefit)	2,538	(20)	3,750	(152)	(87,460)
Interest expense and other income and expense, net	8,737	5,408	14,262	16,494	25,004
Depreciation and amortization	19,841	17,354	38,558	33,942	75,524
Non-cash stock compensation	728	500	1,151	840	2,183
Gain on sale of property	(6,546)	—	(6,546)	—	(6,546)
EBITDA	29,249	28,763	56,973	56,852	118,757
Non-recurring costs	474	458	1,125	961	2,729
Severance costs	—	—	408	—	1,160
Wavecom integration costs	242	—	628	—	628

Adjusted EBITDA	$29,965	$29,221	$59,134	$57,813	$123,274

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of June 30, 2013	$295,180
Less cash on hand	(58,420)
Total Net Debt as of June 30, 2013	$236,760

LTM Adjusted EBITDA as of June 30, 2013	$123,274

Total Net Debt to Adjusted EBITDA	1.92x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

June 2013 compared to June 2012

	June 30,	June 30,	Change
	2013	2012	Number	Percentage

Voice access lines
Residential	194,365	212,668	(18,303)	-8.6%
Business *	195,756	185,574	10,182	5.5%
Public	4,291	4,493	(202)	-4.5%
	394,412	402,735	(8,323)	-2.1%

High-Speed Internet lines
Residential	89,737	86,021	3,716	4.3%
Business	18,986	17,990	996	5.5%
Wholesale	998	1,122	(124)	-11.1%
	109,721	105,133	4,588	4.4%

Long distance lines
Residential	121,591	131,082	(9,491)	-7.2%
Business *	79,956	75,763	4,193	5.5%
	201,547	206,845	(5,298)	-2.6%

Video
Subscribers	13,618	6,354	7,264	114.3%
Homes Enabled	100,000	50,149	49,851	99.4%

*     Business voice access lines and business long distance lines included approximately 11,400 and 6,200 lines, respectively, as of June 30, 2013 related to the acquisition of Wavecom.

June 2013 compared to March 2013

	June 30,	March 31,	Change
	2013	2013	Number	Percentage

Voice access lines
Residential	194,365	199,044	(4,679)	-2.4%
Business	195,756	196,970	(1,214)	-0.6%
Public	4,291	4,350	(59)	-1.4%
	394,412	400,364	(5,952)	-1.5%

High-Speed Internet lines
Residential	89,737	89,464	273	0.3%
Business	18,986	18,810	176	0.9%
Wholesale	998	1,013	(15)	-1.5%
	109,721	109,287	434	0.4%

Long distance lines
Residential	121,591	124,072	(2,481)	-2.0%
Business	79,956	80,659	(703)	-0.9%
	201,547	204,731	(3,184)	-1.6%

Video
Subscribers	13,618	11,671	1,947	16.7%
Homes Enabled	100,000	83,000	17,000	20.5%